                         SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                   _____________

                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                    Mecon, Inc.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    58400M-10-5
               -------------------------------------------------
                                   (CUSIP Number)

      Tamara L. Thompson, Venture Law Group, 2800 Sand Hill Road, Menlo Park,
                                  California 94025
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   August 1, 1997
               -------------------------------------------------
              (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box X .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                 Page 1 of 6 Pages

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                                  SCHEDULE 13D

----------------------                                     ------------------
 CUSIP NO. 58400M-10-5                                     PAGE 2 OF 6 PAGES
----------------------                                     ------------------


-----------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          VASU R. DEVAN

          SSN:  ###-##-####

          LATHA DEVAN
          SSN:  ###-##-####

-----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  /x/
                                                                    (b)  / /

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 3        SEC USE ONLY

-----------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          PF
-----------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

-----------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-----------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    NOT APPLICABLE
   NUMBER OF    -------------------------------------------------------------
     SHARES     8   SHARED VOTING POWER
  BENEFICIALLY      1,153,380
    OWNED BY    -------------------------------------------------------------
      EACH      9   SOLE DISPOSITIVE POWER
   REPORTING         NOT APPLICABLE
     PERSON     -------------------------------------------------------------
      WITH      10  SHARED DISPOSITIVE POWER
                    1,153,380
-----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED

          1,153,380

-----------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES    / /

          NOT APPLICABLE

-----------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.79%

-----------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSONS

          IN

-----------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------                                     ------------------
 CUSIP NO. 58400M-10-5                                     PAGE 3 OF 6 PAGES
----------------------                                     ------------------


ITEM 1 - SECURITY AND ISSUER

     MECON, Inc. ("Mecon" or the "Issuer") provides subscriptions to an information database, licenses to software products, and consulting services to the heath care industry. These products and services improve performance and reduce costs for health care organizations through the use of benchmark information, processes, and tools.

     This statement relates to the Common Stock of Mecon, $.001 par value ("Common Stock"). The 1,153,380 shares of Common Stock held by the Devan Family Trust and beneficially owned by Vasu R. Devan and Latha Devan (the "Reporting Persons") referred to in this statement are referred to as "Shares". The principal executive offices of Mecon are located at 200 Porter Drive, Suite 100, San Ramon, California 94593.

ITEM 2 - IDENTITY AND BACKGROUND

     (a)  Name:

          1.   Vasu R. Devan
          2.   Latha Devan

          Collectively, these persons are referred to herein as the "Reporting Persons."

     (b) Residence or business address: 200 Porter Drive, Suite 100, San Ramon, CA 94583

     (c)  Present principal employment:

          1. Vasu R. Devan, Chairman of the Board, President and Chief Executive Officer of Mecon.

          2.   Latha Devan - none.

     (d)  Criminal convictions:  None

     (e)  Civil proceedings:  None

     (f)  Citizenship:  United States

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

[STATE THE SOURCE (E.G. THE TRUST) AND AMOUNT OF FUNDS USED TO MAKE THE PURCHASE____________________].

                                 SCHEDULE 13D

----------------------                                     ------------------
 CUSIP NO. 58400M-10-5                                     PAGE 4 OF 6 PAGES
----------------------                                     ------------------


ITEM 4 - PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares to be held in the name of [a trust formed by them, called] the Devan Family Trust for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

     The Reporting Persons from time to time intend to review the investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons may take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, the Reporting Persons may acquire Common Stock of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned or otherwise acquired either in the open market or in privately negotiated transactions.

     The Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or, (c) a sale or transfer of a material amount of assets of the Issuer, (d) any change in the present board of directors or management of the Issuer, (c) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's certificate of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this statement, the Reporting Persons beneficially owned 1,153,380 shares of Common Stock, which represent a beneficial ownership of approximately 18.79% of the Issuer's outstanding Common Stock based on 6,138,500 shares outstanding as of February 3, 1998 at the time the Issuer's last Form 10-QSB was filed.

     (b) The Reporting Persons have sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 1,153,380 shares of Common Stock beneficially owned on the date of this statement.

                                 SCHEDULE 13D

----------------------                                     ------------------
 CUSIP NO. 58400M-10-5                                     PAGE 5 OF 6 PAGES
----------------------                                     ------------------


     (c) The Reporting Persons have effected the following transactions in the Issuer's Common Stock: on July 30, 1997, the Reporting Persons acquired 10,000 shares of Common Stock in the open market at $4.3750 per share; on July 31, 1997, the Reporting Persons acquired 3,400 shares of Common Stock in the open market at $4.3750 per share; on August 1, 1997, the Reporting Persons acquired 1,600 shares of Common Stock in the open market at $4.3750 per share; on February 26, 1998, the Reporting Persons disposed of 35,000 shares of Common Stock in the open market at $8.6250 per share and on February 27, 1998, the Reporting Persons disposed of 13,000 shares of Common Stock in the open market at $8.6250 per share.

     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons on the date of this statement.

     (e)  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Vasu R. Devan is the Chairman of the Board, President and Chief Executive Officer of Mecon. Mr. Devan has an employment agreement dated September 9, 1994 with the Issuer. Latha Devan is married to Mr. Devan.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

     None.

                                 SCHEDULE 13D

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 CUSIP NO. 58400M-10-5                                     PAGE 6 OF 6 PAGES
----------------------                                     ------------------



SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  April 18, 1998                    /s/ Vasu Devan
                                         -----------------------
                                         Vasu R. Devan


                                         /s/ Latha Devan
                                         -----------------------
                                         Latha Devan


     The original statement shall be signed by each person on whose behalf the statement is filed or his or her authorized representative. If the statement is signed on behalf of a person by his or her authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his or her signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)